[redacted]

07000958

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2007
WASH, D.C.
213

BB 3/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-43735

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 **AND ENDING** 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BURKE TRADING LIMITED PARTNERSHIP

Office Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1121 EAST MAIN STREET, SUITE 230
(No. and Street)

ST. CHARLES	ILLINOIS	60174
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACQUELINE SLOAN — 312-291-0560
(Area-Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

IDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAPACZ, LINDA CAROL
(Name – if individual, last, first, middle name)

13844 SOUTH MAPLE AVENUE	ORLAND PARK	ILLINOIS	60462-1628
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 1 4 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* Claims for extensions from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17x-5(e)(2).

3/13/07

LINDA C. RAPACZ
CERTIFIED PUBLIC ACCOUNTANT
13844 SOUTH MAPLE AVENUE
ORLAND PARK, ILLINOIS 60462-1628
(708) 403-1999 FAX (708) 403-1428

MEMBER
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

PUBLIC COMPANY ACCOUNTING
OVERSIGHT BOARD

ILLINOIS CPA SOCIETY

To the Partners
Burke Trading Limited Partnership
St Charles, Illinois

I have audited the accompanying statement of financial condition of Burke Trading Limited Partnership as of December 31, 2006. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based upon my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Burke Trading Limited Partnership as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

February 16, 2007

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash in Bank		$ 3,582
Accounts Receivable		6,488
Securities Owned, at Market Value		14,331,086
Options Owned, at Market Value		624,765
Futures Owned, at Market Value		142,781
Total Current Assets		$15,108,702
OTHER ASSET		
Investment - Stock	$15,000	
Total Other Asset		15,000
TOTAL ASSETS		$15,123,702

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES		
Accounts Payable		$ 40,000
Securities Sold, Not Yet Purchased, at Market Value		5,102,773
Due To Clearing Firms		1,722,456
Total Current Liabilities		$ 6,865,229
PARTNERS' CAPITAL		
Partners' Beginning Capital	$ 7,443,772	
Partners' Net Withdrawals	(1,540,000)	
Net Income for the Year	2,354,701	
Total Partners' Capital		8,258,473
TOTAL LIABILITIES AND PARTNERS' CAPITAL		$15,123,702

The accompanying notes to the financial statements
are an integral part of this statement.

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Burke Trading Limited Partnership (the Company) is a limited partnership, which was formed on May 2, 1991 and is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange. The Company operates as an off the floor trader of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at quoted market value.

Income Taxes

The Company's income flows to its partners' tax returns, therefore no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 - FINANCIAL INSTRUMENTS ACCOUNTING POLICIES

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at quoted market value. Unrealized gains or losses on these derivative contracts are recorded on the same basis as the underlying assets or liabilities, that is, marked to market.

BURKE TRADING LIMITED PARTNERSHIP
(a Limited Partnership)
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2006

NOTE 4 - FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures and options. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2006.

NOTE 5 - CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, clearing firms and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6- RECONCILIATION OF AUDITED AND UNAUDITED FINANCIAL STATEMENTS

The audit of the unaudited financial statements revealed no significant discrepancies; therefore no adjustments were necessary.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company is required to maintain "adjusted net capital" equivalent to $100,000 or one eighth of aggregate indebtedness, whichever is greater, as these terms are defined. At December 31, 2006 the Company had net capital and net capital requirements of $3,912,355 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 1.02%. The net capital requirement may restrict the payment of dividends or the withdrawal of equity.

END